EXHIBIT 99.1

Internet Gold Reports Financial Results for the Second Quarter of 2012
- Continued On-Track Progress Driven By Bezeq’s Strong Cash Flow -

Ramat Gan, Israel – August 2, 2012 - Internet Gold Ltd. (NASDAQ Global Market and TASE: IGLD) today reported its financial results for the quarter ended June 30, 2012.

Bezeq - On-Track Performance: The Bezeq Group reported another stable quarter, delivering revenues of NIS 2.6 billion ($ 661 million) and operating profit of NIS 746 million ($ 190 million) for the period. Bezeq’s EBITDA for the second quarter totaled NIS 1.1 billion ($ 281 million), representing an EBITDA margin of 42.5%. Net income for the period attributable to the shareholders of the Company totaled NIS 415 million ($ 106 million). Bezeq's cash flow from operating activities totaled NIS 990 million ($ 252 million) for the quarter ended June 30, 2012.

Dividend from Bezeq: On May 22, 2012, Internet Gold's subsidiary, B Communications received two dividend payments from Bezeq totaling NIS 489 million ($ 125 million), consisting of a current dividend of NIS 334 million ($ 85 million), representing B Communications’ share of Bezeq’s net profit for the second half of 2011, and a special dividend of NIS 155 million ($ 40 million), representing the third installment of the six special dividend payments declared by Bezeq and approved by its shareholders last year.

B Communications used the dividend proceeds for three purposes: (1) payment of NIS 254 million ($ 65 million) of its current loan repayment commitment, in-line with the original debt repayment schedule; (2) pre-payment of an additional NIS 188 million ($ 48 million) of its bank debt consisting of a NIS 82 million ($ 21 million) pre-payment of short term debt originally scheduled for payment in November 2012 and a NIS 106 million ($ 27 million) pre-payment of a “bullet” principal payment due in November 2016, thereby reducing the size of the original NIS 700 million ($ 178 million) "bullet"  loan to NIS 32 million ($ 8 million); and (3) increasing current cash balances with the remaining NIS 47 million ($ 12 million).

Cash Position: As of June 30, 2012, Internet Gold’s unconsolidated cash and cash equivalents totaled NIS 322 million ($ 82 million), its unconsolidated gross debt was NIS 1.16 billion ($ 296 million), and its unconsolidated net debt totaled NIS 839 million ($ 214 million).

Internet Gold's Unconsolidated Balance Sheet Data*

	June 30,	December 31,	June 30,	December 31,
	2012	2011	2012	2011
	(NIS millions)		(US$ millions)
Short term liabilities	149	135	38	34
Long term liabilities	1,012	985	258	251
Total liabilities	1,161	1,120	296	285
Cash and cash equivalents	322	343	82	87
Total net debt	839	777	214	198

* Does not include the balance sheet of B Communications.

Internet Gold Second Quarter Consolidated Financial Results

Internet Gold's revenues for the second quarter were NIS 2,595 million ($ 661 million), a 10% decrease compared with NIS 2,895 million ($ 738 million) reported in the second quarter of 2011. For both the current and the prior-year periods, Internet Gold's revenues consisted almost entirely of its share of Bezeq’s revenues.

Internet Gold's net loss attributable to shareholders for the second quarter totaled NIS 85 million ($ 22 million), compared to a net loss attributable to shareholders of NIS 33 million ($ 8 million) reported in the second quarter of 2011. This net loss reflects the impact of two significant expenses:

●
Amortization of tangible and identifiable intangible assets resulting from the Bezeq acquisition: According to the rules of business combination accounting, the total purchase price of the Bezeq acquisition was allocated to Bezeq’s tangible and identifiable intangible assets based on their estimated fair values as determined by an analysis performed by an independent valuation firm. The company's subsidiary, B Communications is amortizing certain of the acquired identifiable intangible assets in accordance with the economic benefit expected from such assets using an accelerated method of amortization.

During the second quarter of 2012, Internet Gold's subsidiary, B Communications recorded amortization expenses related to the Bezeq purchase price allocation (“Bezeq PPA”) of NIS 305 million ($ 78 million), net. From the Bezeq acquisition date (April 14, 2010) until the end of the reporting quarter, B Communications amortized approximately 48% of the total Bezeq PPA. It expects to amortize an additional 9% in the last two quarters of 2012.

B Communications' Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment. If, for any reason, the Company finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to future financial statements.

●
Financial expenses: Internet Gold’s unconsolidated financial expenses for the second quarter totaled NIS 31 million ($ 8 million). These expenses consisted primarily of expenses related to the Company’s debentures, which totaled NIS 29 million ($ 7 million). The significant financial expenses recorded in the second quarter were due primarily to high CPI linkage expenses attributable to the 1.25% increase in the Israeli CPI, to which the Company’s debt is linked.

Internet Gold’s Unconsolidated Financial Results

	Quarter ended June 30,		Quarter ended June 30,
	2012	2011	2012	2011
	(NIS millions)		(US$ millions)
Revenues	-	-	-	-
Financial expenses	(31)	(27)	(8)	(7)
Other expenses	(1)	2	*	1
Interest in Bcom's net loss	(53)	(8)	(14)	(2)
Net loss	(85)	(33)	(22)	(8)

* represent an amount less than US$1 million.

Comments of Management

Commenting on the results, Doron Turgeman, the CEO of Internet Gold, said, “Our significant progress over the past two years demonstrates the soundness in the structure of our work plan and of the capital structure that our subsidiary B Communications' negotiated with our lending banks. We believe that our loan agreements, which do not have any loan to value covenants, have been advantageous to our Company. We are obviously well aware of the unfavorable state of the financial and capital markets in Israel, as well of the recent decline in Bezeq’s share price – a decline that we believe is temporary. Despite this environment, as a long term communications player, we will continue to manage our business according to plan and with the reliable strong cash flow we are confident that we will be able to fulfill all our loan commitments.”

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company has provided the following summary of the Bezeq Group’s consolidated financial report for the quarter ended June 30, 2012. For a full discussion of the Bezeq Group’s results for the quarter, please refer to http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q2 2012	Q2 2011	Change
	(NIS millions)
Revenues	2,595	2,893	(10.3)%
Operating profit	746	935	(20.2)%
EBITDA	1,104	1,283	(14.0)%
EBITDA margin	42.5%	44.3%
Net profit attributable to Company shareholders	415	585	(29.1)%
Diluted EPS (NIS)	0.15	0.21	(28.6)%
Cash flow from operating activities	990	670	47.8%
Payments for investments, net	360	406	(11.3)%
Free cash flow 1	630	264	138.6%
Net debt/EBITDA (end of period) 2	1.69	1.33
Net debt/shareholders' equity (end of period)	3.06	2.66

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.
2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the second quarter of 2012 amounted to NIS 2.60 billion compared with NIS 2.89 billion in the corresponding quarter of 2011, a decrease of 10.3%. Most of the decrease in the Bezeq Group's revenues is due to the decrease in revenues from the sale of cellular handsets and the erosion of revenues from cellular services.

Operating profit of the Bezeq Group in the second quarter of 2012 amounted to NIS 746 million, compared with NIS 935 million in the corresponding quarter of 2011, a decrease of 20.2%. EBITDA in the second quarter of 2012 amounted to NIS 1.10 billion (EBITDA margin of 42.5%), compared with NIS 1.28 billion (EBITDA margin of 44.3%) in the corresponding quarter of 2011, a decrease of 14.0%. Net profit attributable to Bezeq shareholders in the second quarter of 2012 amounted to NIS 415 million compared with NIS 585 million in the corresponding quarter of 2011, a decrease of 29.1%. The decrease in operating profit, EBITDA and net profit is primarily attributable to a decrease in profitability in the cellular segment.

Cash flow from operating activities in the second quarter of 2012 amounted to NIS 990 million compared with NIS 670 million in the corresponding quarter of 2011, an increase of 47.8% due to improved working capital in the cellular segment. As a result of the increased cash flow from operating activities as well as the completion of large infrastructure projects, free cash flow in the second quarter of 2012 amounted to NIS 630 million compared with NIS 264 million in the corresponding quarter of 2011, an increase of 138.6%.

Gross capital expenditures (CAPEX), in the second quarter of 2012 amounted to NIS 382 million compared with NIS 495 million in the corresponding quarter of 2011, a decrease of 22.8%. The Bezeq Group's CAPEX to consolidated revenues ratio in the second quarter of 2012 was 14.7%, compared with 17.1% in the corresponding quarter of 2011.

As of June 30, 2012, gross financial debt of the Bezeq Group was NIS 9.13 billion, compared with NIS 6.98 billion as of June 30, 2011. The net financial debt of the Bezeq Group was NIS 7.90 billion compared with NIS 6.50 billion as of June 30, 2011. At the end of June 2012, the Bezeq Group's net financial debt to EBITDA ratio was 1.69, compared with 1.33 at the end of June 2011.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of June 30, 2012 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of June 30, 2012 (NIS 3.923 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Bezeq Group's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position

		Convenience
		translation into
		U.S. dollars
	June 30	June 30	June 30	December 31
	2012	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	US$ millions	NIS millions	NIS millions
Assets
Cash and cash equivalents	639	163	548	1,447
Investments including derivatives	1,312	334	675	1,548
Trade receivables	3,116	794	2,855	3,059
Other receivables	345	88	239	294
Inventory	206	53	277	204
Assets classified as held-for-sale	172	44	151	167

Total current assets	5,790	1,476	4,745	6,719

Investments including derivatives	95	24	112	119
Long-term trade receivables	1,324	337	1,474	1,499
Property, plant and equipment	6,966	1,776	7,487	7,143
Intangible assets	7,487	1,909	8,643	8,085
Deferred and other expenses	409	104	396	412
Investments in equity-accounted investee
(mainly loans)	1,019	260	1,050	1,059
Deferred tax assets	169	43	259	223

Total non-current assets	17,469	4,453	19,421	18,540

Total assets	23,259	5,929	24,166	25,259

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position

		Convenience
		translation into
		U.S. dollars
	June 30	June 30	June 30	December 31
	2012	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	US$ millions	NIS millions	NIS millions
Liabilities
Short-term bank credit, current maturities of
long-term liabilities and debentures	1,185	302	1,789	1,306
Trade payables	901	230	1,005	892
Other payables including derivatives	684	174	996	790
Dividend payable	669	171	668	669
Current tax liabilities	572	146	309	499
Deferred income	59	15	39	56
Provisions	174	44	253	186
Employee benefits	325	83	488	389
Liabilities classified as held-for-sale	-	-	4	-
Total current liabilities	4,569	1,165	5,551	4,787

Debentures	6,117	1,559	3,692	6,388
Bank loans	6,515	1,661	6,651	6,753
Loans from institutions and others	545	139	546	544
Dividend payable	322	82	941	636
Employee benefits	228	58	267	229
Other liabilities	83	21	155	186
Provisions	70	18	70	69
Deferred tax liabilities	1,210	308	1,361	1,426
Total non-current liabilities	15,090	3,846	13,683	16,231

Total liabilities	19,659	5,011	19,234	21,018

Equity

Total equity attributable to equity holders
of the Company	(123)	(31)	38	(27)
Non-controlling interest	3,723	949	4,894	4,268
Total equity	3,600	918	4,932	4,241

Total liabilities and equity	23,259	5,929	24,166	25,259

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Operations

(In millions, except per share data)

	Six months period ended			Three months period ended			Year ended
	June 30,			June 30,			December 31,
		Convenience			Convenience
		translation			translation
		into			into
		U.S. dollars			U.S. dollars
	2012	2012	2011	2012	2012	2011	2011
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	5,335	1,360	5,809	2,595	661	2,895	11,376

Cost and expenses
Depreciation and amortization	1,510	385	1,399	755	192	699	2,984
Salaries	1,018	260	1,075	506	129	540	2,122
General and operating
expenses	2,052	523	2,268	969	247	1,135	4,468
Other operating expenses, net	33	8	276	33	8	29	323

	4,613	1,176	5,018	2,263	576	2,403	9,897

Operating income	722	184	791	332	85	492	1,479

Financing expenses, net	220	56	287	201	51	153	580

Income after financing
expense, net	502	128	504	131	34	339	899

Share in losses of
equity-accounted investee	141	36	137	83	21	72	216

Income before income tax	361	92	367	48	13	267	683

Income tax	204	52	204	73	19	116	653

Net income (loss)	157	40	163	(25)	(6)	151	30

Attributable to:
Owners of the Company	(82)	(21)	(97)	(85)	(21)	(33)	(266)
Non-controlling interest	239	61	260	60	15	184	296
Net income (loss)	157	40	163	(25)	(6)	151	30

Net loss per share, basic	(4.61)	(1.18)	(5.10)	(4.78)	(1.22)	(1.68)	(13.56)

Net loss per share, diluted	(4.62)	(1.18)	(5.15)	(4.78)	(1.22)	(1.72)	(13.60)